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EXHIBIT (A)(5)(F)


                                                                  March 21, 2002


     Toronto, Ontario - KINROSS GOLD CORPORATION ("KINROSS"; TSE-K; AMEX-KGC) and KINAM GOLD, INC. ("KINAM"; AMEX-KGC^B) announced today that Kinross is extending its cash tender offer of $16.00 per share for Kinam's $3.75 Series B Convertible Preferred Shares not already owned by Kinross until Midnight Eastern Time on March 28, 2002. In connection with this extension, Kinross is mailing additional offering materials to the holders of the Kinam Preferred Stock. Through 5:00 p.m. Eastern Time on March 20, 2002, approximately 652,046 shares of Kinam Preferred Stock had been tendered into the Kinross offer. There are 1,840,000 Kinam Preferred Shares outstanding, of which Kinross held 945,400 shares prior to the commencement of the tender offer.

For additional information contact:

Gordon A. McCreary
(416) 365-5132





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